

Ivy Mahsciao · 2nd

Founder + CEO @evrmore / Turn Adversity Into Resiliency &
Social Mobility

New York, New York, United States · 500+ connections ·

Contact info

 **evrmore**

 **MIT Sloan Executive
Education**

Featured

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Curious about how AI can propel mental
health in a fundamental way that taps into...

Behind the AI: Episode 1 with Evrmore
youtube.com

 31 · 4 comments



**Emotional Wellness and Social Mobility
Powered by Empathy AI**
evrmore

Volatility and traumatic life events are at the
center of mental health issues, yet we're...

Ivy N
we t
Apple

In th
pod

Experience



Founder, CEO

evrmore

Dec 2019 – Present · 1 yr 3 mos

Greater New York City Area

Ivy has been forging her domain expertise in category-defining product design and management. Her portfolio of products is focused on for-benefit implementations that embed digital psychology, applied neuroscience, meta-learning, and game dynamics to help people build transferrable life skills that surpass traditional performance-based metrics.

She believes that brands, designers, creators, and marketers alike need to have the growth-mindset and tools to help us not only be accountable for our digital selves but also be fluent in navigating the shadows that emerging tech casts in long-term life quality and betterment.

 **evrmore – App for Your Flow State**

 **evrmore – Virtual Mentors for Students**



Global Keynote Speaker

Ivy Mahsciao

Jan 2015 – Present · 6 yrs 2 mos

A global speaker and champion for human potentiation via a new digital psychology — Ivy provides advisory services at the convergence of human + emerging tech to help clients implement evidence-based solutions that bridge research and fields of practice in group flow, learning science and mastery behavior in the workforce.



Founder in Residence

Antler

Sep 2019 – Dec 2019 · 4 mos

Greater New York City Area

Founded in Singapore in 2017 by Magnus Grimeland and a team of McKinsey, Google, Spotify, MIT and Harvard alumni, Antler is a global startup generator and early-stage VC that is building the next big wave of tech. With the mission to turn exceptional individuals into great founders, Antler aims to create thousands of companies globally. We select the world's most b ...see mor



Advisor, R&D Lab Leadership
Origin Coliving
Dec 2017 – Dec 2019 · 2 yrs 1 mo

Futurist, Transformative Systems + Experience Strategy
PwC
Feb 2018 – Sep 2019 · 1 yr 8 mos
New York, New York

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Education



MIT Sloan Executive Education
Certification, System Dynamics
2019

Certification for MIT's unique, powerful, and integrative system dynamics approach to assess problems with systems thinking, causal loops, stock and flow analysis and simulation models. Program presents theories through applications to analyze long-term side effects and impacts of decisions and understand the ways in which performance is tied to structures and policies.



MIT Sloan Executive Education
Certification, Applied Neuroscience
2019

Certification for explorative neuroscience concepts and cognitive learning techniques to engage stakeholders and help catalyze innovations that lead to sustainable business success. Program presents theories and models to preserve and re-direct cognitive resources, somatic exercises that prime neurophysiological affects for habituation and collaboration, risk profile analysis and resilience training, as well as gender and cultural diversity in organizations and teams using neural tethering models.

Nalanda Institute for Contemplative Science
Certification, Mindfulness-Based Psychotherapy
2016 – 2018

Certification for The Nalanda Institute's historic, intensive program integrating mindfulness and compassion-based systems of Buddhist psychology and meditation with contemporary psychotherapy, neuroscience, and health psychology.

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Volunteer experience

Volunteer
Many Hopes
Apr 2014 – Apr 2016 • 2 yrs 1 mo
Children

Committee Member
World Faith

Aug 2015 – Aug 2016 · 1 yr 1 mo
Civil Rights and Social Action



